EXHIBIT (a)(2)

Letter TO BE DATED 23rd DECEMBER, 2003

Dear [UK employee]:

Please find enclosed details of the Stock Option Exchange Offer. The documents contained in this package are as follows:

1.    The Offer to Exchange

      This document sets forth the offer, its terms and instructions for participating. We advise you to carefully read this document in its entirety.

2.    An Election Form

      If you wish to participate in the offer, please complete, sign and date this form and return it to the HR Department, Mitel Networks Ltd., Mitel Business Park, Portskewett, Caldicot, NP26 5YR to the attention of Paul Lloyd. Alternatively, you may fax the document to Paul's attention at 01291 436342. If you elect to participate in the offer, it is essential that we receive this form prior to midnight, Eastern Standard Time, on 23rd January 2004. We will strictly enforce this expiration and there can be no exception to the expiration time.

3.    A Withdrawal Form

      Having elected to participate in the offer, you can subsequently decide to withdraw before midnight, Eastern Standard Time, on 23rd January 2004. This form should be used and, in the same way as the Election Form, be returned to the HR Department in the manner described above. Once you have withdrawn your tendered options, you may re-tender your options for exchange by following the procedures above.

If mailing a form to us, we recommend that you use registered post, or obtain proof of postage. You should retain the receipt for your records. If faxing a form to us, you should retain the fax transmittal confirmation for your records. Delivery will be deemed made only when a form is actually received (not postmarked) by us.

We will also be arranging for you to attend a presentation or take part in a webinar where the details of offer will be explained to you. In addition soft copies of the above documents, a `Frequently Asked Questions' guide and a copy of the Employee Stock Option Plan will be posted on the local Intranet in due course.

You should have either received, or shall be receiving shortly, details of the stock options that you hold.


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Please take care to read the documents carefully and, if you have any questions regarding what the offer means to you, it is recommended that you consult your investment and/or tax advisor. For details regarding the process please e-mail 6plus1@mitel.com or call Sandra Felskie at (613) 592-2122, extension 3475 or Julie Kozij at (613) 592-2122, extension 4130.

With kind regards,

Yours sincerely,

Don Smith


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